News Release

Alexco Announces Approval to List its Common Shares on
the American Stock Exchange

September 17, 2007 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR) ("Alexco") is pleased to announce that its common shares have been approved for listing on the American Stock Exchange (AMEX) and are tentatively scheduled to commence trading at the opening of the market on September 20, 2007 under the symbol “AXU.” This approval is contingent upon the Company being in compliance with all applicable listing requirements on the date it begins trading and may be rescinded if the Company is not in compliance with such requirements.

"Our listing on the AMEX is an important milestone in our continuing efforts to ensure a liquid trading market for our shareholders and to increase our shareholder base. Our AMEX listing will allow better access for U.S. investors to participate in the continuing growth of Alexco." commented Clynton Nauman, President and Chief Executive Officer of Alexco.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and, if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. (TSX, AMEX: NG), with a 19% equity interest, is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to listing on the American Stock Exchange and the trading of shares. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the achievement of listing on the American Stock Exchange, the timing of transactions and the ability to fulfill certain conditions.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1920
Vancouver, BC V6C 1S4